Exhibit 4.1
AMENDMENT NO. 1 TO
EMPLOYMENT AGREEMENT
     THIS AMENDMENT NO. 1 is made and entered into as of December 31, 2008 (the “Amendment”), to the EMPLOYMENT AGREEMENT made and entered into as of September 16, 2005 (the “Agreement”), by and between MGM MIRAGE (“Employer”), and James J. Murren (“Employee”).
W I T N E S S E T H:
     WHEREAS, the Employer and the Employee desire to amend the Agreement as required pursuant to the final Treasury regulations under section 409A of the Internal Revenue Code of 1986, as amended.
     NOW, THEREFORE, in consideration of the mutual covenants set forth in this Amendment and in the Agreement, the Employer and the Employee agree that the Agreement is hereby amended as follows, effective January 1, 2009:
     1. Timing of Bonus Payment. The next to last sentence in Section 3, “Compensation,” is hereby amended and restated to read as follows (revision is underlined):
     You shall be entitled to an annual bonus (“Bonus”) determined under our Annual Performance-Based Incentive Plan for Executive Officers, or any successor plan (the “Bonus Plan”), with your participation to be determined on a pro rata basis to the extent the termination date of this Agreement does not coincide with the end of our fiscal year (such Bonus shall be paid at such time as we pay Bonuses under the Bonus Plan to our other senior executives with respect to such fiscal year, which shall be between January 1 and March 15 after the end of the year).
     2. Timing of Bonus Payment upon Death. The last sentence of Section 10.1.1 is hereby amended and restated to read as follows (revision is underlined):
     Such Bonuses shall be paid to your beneficiary at such time as we pay Bonuses to our other senior executives with respect to such fiscal year (which shall be between January 1 and March 15 after the end of the year).
     3. Timing of Bonus Payment due to Disability Termination. The last sentence of Section 10.1.2 is hereby amended and restated to read as follows (revision is underlined):
     Such Bonuses shall be paid at such time as we pay Bonuses to our other senior executives with respect to the fiscal year in which your termination occurs (which shall be between January 1 and March 15 after the end of the year).

     4. Timing of Bonus Payment in No Cause Termination. The second sentence of Section 10.2.3 is hereby amended and restated to read as follows (revision is underlined):
     Such Bonuses shall be paid at such time as we pay Bonuses to our other senior executives with respect to such fiscal year or years (which shall be between January 1 and March 15 after the end of the year).
     5. Treatment of Equity Grants Upon a Change of Control. Sections 10.5.1, 10.5.2 and 10.5.3 are hereby amended and restated to read as follows (revisions are underlined) (no changes are made to Section 10.5.4):
     10.5 Change of Control. In the event there is a Change of Control of the Company (which term is defined in Section 23), then:
     10.5.1 All of your unvested stock options, stock appreciation rights, and restricted stock (including restricted stock units) shall become fully vested and exercisable without regard to any deferral of vesting of restricted stock arising out of your status as a senior executive.
     10.5.2 If the Change of Control results from an exchange of outstanding common stock as a result of which the common stock of MGM MIRAGE is no longer publicly held, then all of your options to purchase common stock of MGM MIRAGE, stock appreciation rights, and restricted stock units will vest or be exercisable, as applicable, for the consideration (cash, stock or otherwise) which the holders of MGM MIRAGE common stock received in such exchange. For example, if immediately prior to the effective date of the transaction, you had vested and exercisable options to acquire 5,000 shares of MGM MIRAGE’s common stock and the exchange of stock is one share of common stock of MGM MIRAGE for two shares of common stock of the acquiring entity, then your options will be converted into options to acquire, upon payment of the exercise price, 10,000 shares of the acquiring entity’s common stock. If, in addition, you had unvested stock options, each option would become immediately vested and on exercise and payment of the exercise price, entitle you to receive two shares of the acquiring company’s common stock.
     10.5.3 If the Change of Control results from a sale of MGM MIRAGE’s outstanding common stock for cash with the result that MGM MIRAGE’s common stock is no longer publicly held, then upon the Change of Control, all of your options to purchase common stock of MGM MIRAGE, stock appreciation rights, and restricted stock units will become vested and cashed out for an amount of cash equal to the difference between the purchase price and the exercise price (if applicable), less any applicable withholding taxes. The cash-out payment will be made on or within 30 days after the Change of Control. For example, if immediately prior to the Change of Control, you have options to acquire 2,000 shares of MGM MIRAGE’s common stock at an exercise price of $35, and the purchase price for MGM MIRAGE’s common stock was $40, then upon the

Change of Control you would be entitled to receive $10,000 in full satisfaction of such options (2,000 shares times $5 per share). If, in addition, you had unvested stock options, those options would become vested and immediately exercisable upon the Change of Control and you would be entitled to receive $5, net of applicable taxes, for each option in full satisfaction of that option. The foregoing applies to all options, stock appreciation rights, and restricted stock units granted to you, notwithstanding the provisions of Section 10.7, to the extent required to comply with Section 409A (as defined below).
     6. Definition of “Change of Control.” The definition of “Change of Control” in Section 23 is hereby amended by adding the following as the last paragraph thereof:
     Notwithstanding the foregoing, accelerated vesting of restricted stock units under Section 10.5.1, and the payments under Section 10.5.4, to the extent that they are “deferred compensation” (as defined under Treasury Regulation Section 1.409A-1(b)(1), after giving effect to the exemptions in Treasury Regulation Sections 1.409A-1(b)(3) through (b)(12)), may occur only upon or as a result of a “Change of Control,” as described above, that is also a “change in control event” as described in Section 409A (as defined in Section 25).
     Under Section 409A, a “change in control event” means: a (i) Change in Ownership of the Company, (ii) Change in Effective Control of the Company, or (iii) Change in the Ownership of Assets of the Company, as described herein and construed in accordance Section 409A.
     (i) A Change in Ownership of the Company shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire, ownership of the capital stock of the Company that, together with the stock held by such Person or Group, constitutes more than 50% of the total fair market value or total voting power of the capital stock of the Company. However, if any one Person is, or Persons Acting as a Group are, considered to own more than 50% of the total fair market value or total voting power of the capital stock of the Company, the acquisition of additional stock by the same Person or Persons Acting as a Group is not considered to cause a Change in Ownership of the Company or to cause a Change in Effective Control of the Company (as described below). An increase in the percentage of capital stock owned by any one Person, or Persons Acting as a Group, as a result of a transaction in which the Company acquires its stock in exchange for property will be treated as an acquisition of stock.
     (ii) A Change in Effective Control of the Company shall occur on the date either (A) a majority of members of the Company’s Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s Board before the date of the appointment or election, or (B) any one Person, or Persons Acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company.

     (iii) A Change in the Ownership of Assets of the Company shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire (or has or have acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons), assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.
     The following rules of construction apply in interpreting the definition of “change in control event”:
          (A) A Person means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by the Company and by entities controlled by the Company or an underwriter of the capital stock of the Company in a registered public offering.
          (B) Persons will be considered to be Persons Acting as a Group (or Group) if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the corporation. If a Person owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a Group with other shareholders only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons will not be considered to be acting as a Group solely because they purchase assets of the same corporation at the same time or purchase or own stock of the same corporation at the same time, or as a result of the same public offering.
          (C) For purposes of this definition of “change in control event,” fair market value shall be determined by Board.
          (D) A “change in control event” shall not include a transfer to a related person as described in Section 409A.
          (E) For purposes of this definition of “change in control event,” section 318(a) of the Internal Revenue Code of 1986, as amended (the “Code”) applies to determine stock ownership. Stock underlying a vested option is considered owned by the individual who holds the vested option (and the stock underlying an unvested option is not considered owned by the individual who holds the unvested option). For purposes of the preceding sentence, however, if a vested option is exercisable for stock that is not substantially vested (as defined by Treasury Regulation §1.83-3(b) and (j)), the stock underlying the option is not treated as owned by the individual who holds the option.
     7. Section 409A. A new Section 25 is added as follows:
     25. Section 409A.
          (a) This Agreement is intended to comply with, or otherwise be exempt from, Section 409A of the Code and any regulations and Treasury guidance promulgated thereunder (“Section 409A”). If we determine in good faith that any provision of this Agreement would cause you to incur an additional tax, penalty, or interest under Section 409A, the Compensation Committee and you shall use reasonable efforts to reform such provision, if possible, in a mutually agreeable fashion to maintain to the maximum extent practicable the original intent of the applicable provision without violating the provisions of Section 409A or causing the imposition of such additional tax, penalty, or interest under Section 409A. The preceding provisions, however, shall not be construed as a guarantee by us of any particular tax effect to you under this Agreement.
          (b) “Termination of employment,” or words of similar import, as used in this Agreement means, for purposes of any payments under this Agreement that are payments of deferred compensation subject to Section 409A, your “separation from service” as defined in Section 409A.
          (c) For purposes of Section 409A, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.
          (d) With respect to any reimbursement of your expenses, or any provision of in-kind benefits to you, as specified under this Agreement, such reimbursement of expenses or provision of in-kind benefits shall be subject to the following conditions: (1) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year, except for any medical reimbursement arrangement providing for the reimbursement of expenses referred to in Section 105(b) of the Code; (2) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (3) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.
          (e) Any payment of “deferred compensation” (as defined under Treasury Regulation Section 1.409A-1(b)(1), after giving effect to the exemptions in Treasury Regulation Sections 1.409A-1(b)(3) through (b)(12)) that arises under

Section 10.1.2 (termination due to Disability), Section 10.2.1 (Employer’s no cause termination), Section 10.3 (Employee’s Good Cause termination), and Section 10.5.4 (termination after a Change of Control), and any other provision of this Agreement, on account of your separation from service while you are a “specified employee” (as defined under Section 409A), and is scheduled to be paid or provided within six months after such separation from service (the aggregate of such scheduled payments, the “Delayed Payment”) shall, in lieu thereof, be paid or provided, as adjusted for interest, within 15 days after the end of the six-month period beginning on the date of such separation from service or, if earlier, within 15 days after the appointment of the personal representative or executor of your estate following your death. For purposes of the foregoing, interest shall accrue at the prime rate of interest published in the northeast edition of The Wall Street Journal on the date of your separation from service.
          (f) In the event that the provisions of Section 25(e) shall apply to any payment obligation under this Agreement, we will, within five (5) business days after your separation from service, make an irrevocable contribution of an amount equal to the Delayed Payment to a grantor trust established consistent with the terms of Revenue Procedure 92-64, 33 I.R.B. 11 (Aug. 17, 1992) with a financial institution approved by you, which approval will not be withheld unreasonably, serving as the third-party trustee thereof, under the terms of which the assets of the trust may be used, in the absence of our insolvency, solely for purposes of fulfilling our obligation to pay the Delayed Payment to you in compliance with Section 409A(a)(2)(B)(i) of the Code. In addition, in the event that you must incur legal fees or costs to enforce payment of any amounts subject to the six-month delay of payment under this Agreement, we will pay all reasonable attorney’s fees associated with such action.
     IN WITNESS WHEREOF, the Employer and Employee have entered into this Amendment in Las Vegas, Nevada, effective as of January 1, 2009.

MGM MIRAGE

Date:	December 31, 2008	By:	/s/ Cathryn Santoro

		Name:	Cathryn Santoro
		Title:	Senior Vice President and Treasurer

EMPLOYEE

Date:	December 19, 2008	By:	/s/ James J. Murren
James J. Murren